Corporate Office	Jeffrey J. Walker
300 RadioShack Circle	Assistant General Counsel &
MS CF4-101	Assistant Corporate Secretary
Fort Worth, Texas 76102-1964
Phone (817) 415-2627

September 28, 2010

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	RadioShack Corporation
Form 10-K for the period ended December 31, 2009
Filed February 22, 2010
Definitive Proxy Statement on Schedule 14A Filed April 16, 2010
Form 10-Q for the period ended June 30, 2010
Filed July 29, 2010
File No. 001-05571

Dear Mr. Owings:

I refer to your letter of comment, dated September 15, 2010, in relation to the above addressed to Mr. Julian C. Day, Chairman and Chief Executive Officer of RadioShack Corporation (“RadioShack”).  I also refer to today’s telephone conversation between Mara L. Ransom, Esq. in your office and me.

As I discussed with Ms. Ransom, RadioShack intends to respond to your letter promptly, but needs additional time to finalize a response.  Accordingly, as requested in your letter, I am writing to advise you that RadioShack anticipates responding to the comments in your letter on or before October 8, 2010.  Please contact me at (817) 415-2627 should you like to discuss this matter further.

             Thank you for your consideration.

Sincerely,

/s/ Jeffrey J. Walker

Jeffrey J. Walker

cc:           Mara L. Ransom